MATERIAL EVENT
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CORPORATE NAME               :        EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRATION      :        00124

TAX IDENTIFICATION No.       :        91.144.000-8

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The following Material Event is reported by Embotelladora Andina S.A.
("Andina") by virtue of the stipulations in Article 9 and subparagraphs 2 of
Article 10 of Law 18,045, and the provisions in Section II, paragraph 1 B of General Rule No. 30 of the Superintendency of Securities and Insurance:

From July 18th to August 2nd, 2002 (both dates inclusive), the General Manager, Mr. Renato Ramirez Fernandez will be absent from the Company for reasons inherent to his position, During his absence, the Board of Directors has agreed that the current Manager of the Division of Administration and Finance, Mr. Herman Vasquez Rovira, will act as substitute General Manager.



Santiago, July 18, 2002




Pedro Pellegrini Ripamonti
Legal Corporate Manager




0522-2002